EXHIBIT 6
                                                                       ---------



--------------------------------------------------------------------------------
                                                     PRIMEWEST ENERGY TRUST
                                                     THIRD QUARER INTERIM REPORT

        P  R  I  M  E  W  E  S  T

                                                     FOR THE NINE MONTHS ENDED
                                                     SEPTEMBER 30, 2001
--------------------------------------------------------------------------------

WE ARE ONE OF NORTH AMERICA'S LARGEST CONVENTIONAL OIL AND GAS ROYALTY TRUSTS. WE MANAGE PRIMEWEST CAREFULLY FOR THE ONGOING BENEFIT OF OUR UNITHOLDERS, AND IN DOING SO ARE GUIDED BY THE OPERATING PRINCIPLE OF RESPONSIBLE STEWARDSHIP. OUR MAIN OBJECTIVE IS TO DELIVER STABLE, PREDICTABLE AND SUSTAINABLE CASH DISTRIBUTIONS MONTHLY, WITHIN THE CONTEXT OF A COMMODITY-BASED BUSINESS ENVIRONMENT.

--------------------------------------------------------------------------------


PRIMEWEST ENERGY TRUST ANNOUNCES THIRD QUARTER RESULTS AND POSITIONS BALANCE SHEET FOR GROWTH

CALGARY, NOVEMBER 22, 2001 (TSE: PWI.UN; PWX) -- PrimeWest Energy Trust (PrimeWest) today announced unaudited interim operating and financial results for the third quarter.


Cashflow for the third quarter totalled $55.9 million ($0.47 per trust unit fully diluted); reflecting solid financial performance due to hedging gains.

Distributions for the third quarter totalled $0.61 per trust unit, which was supplemented by a distributions reserve accumulated in prior periods when cashflow was under-distributed by PrimeWest. For the nine-month period ended September 30, 2001, $1.87 per trust unit has been distributed to unitholders, up 60% from the $1.17 per trust unit distributed in the corresponding period in 2000.

Reflecting a softening commodity price environment, distributions commencing September 15, 2001 (paid October 15th) were reduced to $0.17 per trust unit, a level that is more in line with PrimeWest's financial results for the third quarter, and representing a 30% yield on the November 14, 2001 closing price of $6.89 per unit.

BALANCE SHEET POSITIONED

PrimeWest's non-core property disposition program, combined with the recently completed equity issue, will serve to reduce PrimeWest's long-term debt by approximately $140 million. Taking into effect these debt reduction activities would result in a debt-to-trailing cashflow (third quarter annualized) of 0.76 times.

It is in periods of commodity price uncertainty such as we are currently experiencing that a conservative balance sheet will be of greatest value to unitholders. Declining price environments usually result in new acquisition opportunities becoming available, and PrimeWest is well positioned to take advantage of these opportunities as they arise.


PRIMEWEST'S COMMODITY RISK MANAGEMENT PROGRAM AND STRONG BALANCE SHEET HAVE POSITIONED US TO DELIVER MORE STABLE DISTRIBUTIONS IN A VOLATILE COMMODITY MARKET AND ACT UPON ACQUISITION OPPORTUNITIES AS THEY MAY ARISE.

COMMODITY HEDGING GAINS HELP SAFEGUARD CASHFLOW

PrimeWest's commodity risk management programs have resulted in approximately 65% of crude oil production and 72% of natural gas production over the next 12 months being hedged at prices materially above current market values. In aggregate, the mark-to-market value of these instruments as at November 19, 2001 (being the value which would be realized by PrimeWest should the contracts be closed out) is $71.7 million, or $0.60 per trust unit. PrimeWest believes its commodity risk management programs provides significant unitholder benefits in that PrimeWest will produce more stable distributions as commodity prices fluctuate.

CELEBRATING PRIMEWEST'S FIFTH ANNIVERSARY

On October 16, 2001, PrimeWest celebrated the fifth anniversary of its Initial Public Offering in 1996. Over these five years, PrimeWest has demonstrated the following accomplishments:

o PrimeWest's market capitalization has increased from $249 million to approximately $1 billion, improving unitholder liquidity and providing competitive strength. PrimeWest is now the 4th largest royalty trust in North America.

o To the end of the third quarter, PrimeWest has generated $7.94 per trust unit of cashflow and delivered unitholders $7.34 per trust unit in distributions, exceeding the initial public offering forecast by 49% and 38% respectively.

o PrimeWest has provided a total unitholder return (unit price plus distributions re-invested) since inception of 78% (12% compounded annually), significantly exceeding both the TSE 300 Index (38% or 7% compounded annually) and the TSE Oil and Gas Producers Index (32% or 6% compounded annually) by a significant margin.

o Production has increased from 9,610 BOE per day in the last quarter, 1996 to 33,849 BOE per day in the third quarter 2001, representing a compound annual growth rate of 29%.

o    Established reserves have increased from 49.8 million BOE at inception, to
     125.6 million BOE following the Cypress Energy acquisition, representing a compound annual growth rate of 26%.

o PrimeWest has significantly improved the quality of its asset base, as measured by investor netback (the cashflow per BOE available to be distributed to unitholders, net of all field costs such as royalties and operating costs, and corporate costs such as debt servicing and general and administration expenses, management fees and contributions to PrimeWest's reclamation fund).

o Since 2000, PrimeWest's realized operating netback has been among the highest of all Canadian royalty trusts. Achieved in part by a significant reduction in cost structures relative to other royalty trusts over the past five years, a high netback provides greater downside protection in a declining commodity price environment and reduces distribution volatility through a commodity cycle.


THE KEY AIM OF OUR RISK MANAGEMENT STRATEGY - TO PROVIDE AN ELEMENT OF STABILITY AND PREDICTABILITY TO OUR MONTHLY DISTRIBUTIONS.


         PRIMEWEST ENERGY TRUST            2           3rd QUARTER REPORT

                              OPERATING & FINANCIAL
                                   HIGHLIGHTS

OPERATING HIGHLIGHTS                       THREE MONTHS ENDED SEPTEMBER 30            NINE MONTHS ENDED SEPTEMBER 30
                                         -------------------------------------     -------------------------------------
                                             2001          2000       CHANGE           2001         2000        CHANGE
---------------------------------------------------     ---------    ----------    ----------    ---------     ---------
Daily sales volumes
  Crude oil (barrels)                      11,216         7,087          59%          9,901        6,299           57%
  Natural gas liquids (barrels)             2,414         1,521          59%          2,217        1,440           54%
  Natural gas (thousand cubic feet)       121,316        52,102         133%         99,799       49,549          101%
                                         ----------     ---------                  ----------    ---------
  Total (barrels of oil equivalent) (1)    33,849        17,292          96%         28,751       15,997           80%
Average selling prices
  Crude oil ($/bbl)                         33.15         39.23         (16%)         32.82        36.10           (9%)
  Natural gas liquids ($/bbl)               28.71         35.46         (19%)         34.08        32.40            5%
  Natural gas ($/Mcf)                        5.32          4.20          27%           6.56         3.74           75%
Operating netback ($/BOE)
  Revenues                                  31.91         31.95          --           36.66        29.03           26%
  Royalties, net of ARTC                    (5.22)        (6.12)        (15%)         (7.59)       (5.40)          41%
  Operating expenses                        (5.69)        (5.13)         11%          (5.32)       (5.03)           6%
                                         ----------     ---------                  ----------    ---------
  Operating netback                         21.00         20.70           1%          23.75        18.60           28%

(1)  Gas converted to a barrel of oil equivalent at a 6:1 conversion factor.

FINANCIAL HIGHLIGHTS                        THREE MONTHS ENDED SEPTEMBER 30           NINE MONTHS ENDED SEPTEMBER 30
                                         --------------------------------------    -------------------------------------
(THOUSANDS OF DOLLARS EXCEPT PER-BOE         2001         2000         CHANGE          2001         2000        CHANGE
AND PER-TRUST-UNIT  AMOUNTS)
---------------------------------------- ----------    ---------     ----------    ----------    ---------     ---------
Operating revenues, net of royalties       83,105       41,091           103%       228,068      103,561          120%
  per BOE                                   26.69        25.83            (3%)        29.05        23.63           23%
  per trust unit (fully diluted)             0.69         0.87           (21%)         2.40         2.50           (4%)
Operating expenses                         17,719        8,156           117%        41,763       22,069           89%
  per BOE                                    5.69         5.13            11%          5.32         5.03            6%
  per trust unit                             0.15         0.17           (12%)         0.44         0.53           (17%)
Cash G&A expenses                           2,794          715           291%         7,863        3,080          155%
  per BOE                                    0.90         0.45           100%          1.00         0.70           43%
  per trust unit                             0.02         0.02            --           0.08         0.07           14%
Cash management fees                        1,633          846            93%         4,764        2,112          126%
  per BOE                                    0.52         0.53            (2%)         0.61         0.48           27%
  per trust unit                             0.01         0.02           (50%)         0.05         0.05           --
Financing costs                             3,997        1,807           121%        10,627        4,692          127%
  per BOE                                    1.28         1.14            12%          1.35         1.07           26%
  per trust unit                             0.03         0.04           (25%)         0.11         0.11           --
Cash flow from operations                  55,907       29,157            92%       161,264       71,197          126%
  per BOE                                   17.94        18.33            (2%)        20.54        16.24           27%
  per trust unit                             0.47         0.62           (24%)         1.69         1.72           (2%)
Cash distributed to unitholders            69,764       22,702           207%       180,836       48,544          273%
  per trust unit                             0.61         0.48            27%          1.87         1.17           60%

                                                         SEPTEMBER 30,                June 30,              March 31,
(THOUSANDS OF DOLLARS)                                            2001                    2001                   2001
-------------------------------------------------------------------------     ------------------     -------------------
Net debt (long-term debt net of working capital)               310,355                 290,233                333,354
   per trust unit (fully diluted)                                 2.58                    2.40                   3.04
Debt-to-current-cashflow (annualized)                             1.39                    1.17                   1.84


         PRIMEWEST ENERGY TRUST            3           3rd QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

The following is management's discussion and analysis about PrimeWest's operating and financial results for the third quarter of 2001 compared to the second quarter of 2001 and the third quarter of 2000, and the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2000 and 1999, together with the accompanying notes. These are included in pages 17 through 42 of PrimeWest's 2000 annual report to unitholders.

We are using a 6:1 ratio for converting natural gas (Mcf) to barrels of oil equivalent (BOE).

RESULTS OF OPERATIONS

o PRODUCTION VOLUMES - Production volumes for the quarter averaged 33,849 BOE per day, up from 17,292 BOE in the third quarter of 2000 due to new volumes from the Cypress acquisition late in the first quarter of 2001, as well as production additions related to our capital development programs.

     Relative to second quarter 2001, production volumes were off 1,504 BOE per day or 4%. Successful addition of development volumes in the quarter were offset by a number of operational factors and property divestments. Operational factors included previously announced weather-related delays in bringing on-stream new production volumes principally in the Dawson area, declines related to flush production from new gas wells, water breakthrough on several low rate shallow-gas wells in the Dawson area, scheduled facility maintenance and turnaround activity and curtailments due to a fire at BP's Fort Saskatchewan facility. The resolution of these operational issues is not expected to result in an increase in overall production in the fourth quarter. In addition, the divestment of several non-core assets were also closed at various times during the quarter, representing total productivity of 1,036 BOE per day.

     During the quarter, 1,816 BOE per day or 5% of total daily production came from Gross Overriding Royalty (GORR) interests (mostly from former Reserve Royalty lands). Of this total, 859 BOE per day was crude oil production, 848 BOE per day was natural gas production, and 109 BOE per day was natural gas liquids production. The decrease in crude oil GORR volumes, relative to the second quarter, resulted from the divestment of 100 barrels per day production.

o    COMMODITY PRICES - During the quarter, the average West Texas Intermediate
     (WTI) crude oil price was US$26.76 per barrel compared with US$27.96 in the second quarter of 2001 and US$31.58 per barrel for the third quarter of 2000. Despite the drop in WTI oil prices, the average realized sales price for oil was virtually unchanged from the second quarter of 2001, at Cdn$33.15 per barrel, due to narrowing crude oil quality differentials and a lower Canadian dollar. Realized oil prices include $0.14 per barrel opportunity loss due to crude oil hedging activities.


WE HAVE A BALANCED STRATEGY OF FINANCIAL PRUDENCE - MANAGING OUR CURRENT CAPITAL STRUCTURE WHILE PROVIDING FOR THE FUTURE.


         PRIMEWEST ENERGY TRUST            4           3rd QUARTER REPORT

     North American natural gas prices continued to slide during the quarter, both on the New York Mercantile Exchange (NYMEX) and in the Alberta markets
     (AECO), compared with the second quarter of 2001. The continued decline in gas prices was the result of a slow down in North American demand causing a sharp build in natural gas inventories. The average daily AECO spot price was $3.25 per thousand cubic feet (Mcf) compared with $6.02 for the second quarter of 2001 and $5.26 for the same quarter in 2000.

     Factoring in the hedging that PrimeWest had in place on its natural gas volumes, PrimeWest's average realized gas price for the third quarter 2001 was Cdn$5.32 per Mcf compared with Cdn$6.21 per Mcf for the second quarter of 2001 and Cdn$4.20 per Mcf for the same quarter in 2000. The improvement in the realized gas price attributable to natural gas hedging activities was $1.62 per Mcf during the quarter.

     The average selling price PrimeWest received in the third quarter for all products combined was $31.91 per BOE, compared with $35.94 per BOE in the second quarter of 2001 and $31.95 per BOE in the third quarter of 2000.


COMMODITY RISK MANAGEMENT

Our risk management strategy is to not speculate on future commodity price performance. Rather, our objectives are to support the distribution rate expectations that we set forth to the market, to support transaction economics associated with material acquisitions and protect our capital structure when commodity prices cycle downwards while maintaining exposure to upside in commodity prices.

PrimeWest uses a number of hedging structures in its program, many of which are often `option'- or `put'-based.

A `put' allows PrimeWest the right to sell production at the then prevailing market price, subject to a floor price represented by the strike price attributed to the `put'.

These structures have the advantage of mitigating downside exposure while providing substantial upside participation in commodity prices. In essence, they provide a form of insurance.

During the third quarter, PrimeWest entered into a number of additional commodity risk management contracts, particularly in respect of 2002 crude oil volumes and 2003 natural gas volumes, and exercised a number of pre-existing natural gas swaption agreements in respect of the 2001/2002 contract year. Specifically, PrimeWest:

o exercised its right, under pre-existing swaption agreements, to fix the price of 47,400 Mcfd natural gas sales at $7.12 per Mcf for the period November 1, 2001 to March 31, 2002, and $5.28 per Mcf thereafter until October 31, 2002;

o fixed the price on 7,100 Mcfd natural gas sales at $4.20 per Mcf for the period October 1, 2001 to October 31, 2003;


OUR RISK MANAGEMENT STRATEGY IS DESIGNED TO SUPPORT OUR DISTRIBUTION RATES, TO SUPPORT TRANSACTION ECONOMICS AND TO PROTECT OUR CAPITAL STRUCTURE.


         PRIMEWEST ENERGY TRUST            5           3rd QUARTER REPORT

o fixed the price of an additional 2,400 Mcfd natural gas sales at $4.08 per Mcf for the period January 1, 2002 to October 31, 2003;

o entered into a costless collar for 4,700 Mcfd natural gas sales, for the period November 1, 2002 to March 31, 2003, having an AECO floor price of $4.22 per Mcf and a ceiling price of $5.96 per Mcf. For the period April 1, 2003 to October 31, 2003, this volume is then fixed priced at $4.75 per Mcf;

o entered into a costless three-way option on 4,700 Mcfd for the period November 1, 2002 to March 31, 2003 by buying a $4.48 per Mcf put and selling a $3.17 per Mcf put and a $6.59 per Mcf call. For the period April 1, 2003 to October 31, 2003 the same volume and option was entered into by buying a $4.48 per Mcf put and selling a $3.17 per Mcf put and a $6.26 per Mcf call;

o fixed the price of an additional 2,000 barrels per day of 2002 crude oil sales on a quarterly basis, at WTI prices of US$27.37 per barrel in the first quarter, US$26.23 per barrel in the second quarter, US$25.22 per barrel in the third quarter and US$24.45 per barrel in the fourth quarter; and

o entered into a costless collar for an additional 1,000 barrels per day crude oil sales, for the period January 1, 2002 to December 31, 2002, having a WTI floor price of US$20.00 per barrel and a ceiling price of US$25.15 per barrel.

Combined with previously announced commodity risk management activities, approximately 65% of crude oil production and 72% of natural gas production for the next 12 months has now been hedged at prices materially above current market values as at November 19, 2001.

As of November 19, 2001, the mark-to-market value of all commodity risk management instruments in place (including fourth quarter estimated settlements) was $71.7 million or $0.60 per trust unit. In respect of crude oil hedging instruments, the estimated value is $22.7 million and in respect of natural gas hedging instruments, the estimated value is $49 million.

PrimeWest continually monitors the markets for both crude oil and natural gas and makes considered risk-management decisions regularly. The effect of these hedging transactions will continue to be reported quarterly.

The following are the sensitivities of cashflow to changes in commodity prices prior to and after giving effect to PrimeWest's current hedge positions.

                                 Unhedged          Providing for hedging
                                             --------------------------------
                                                2001-Q4              2002
                                ----------   --------------     -------------
Oil - US$1.00 WTI/bbl change    $0.05/unit   minor effect          $0.03/unit

Gas - $0.10/Mcf change          $0.03/unit   minor effect          $0.01/unit




THE MARK-TO-MARKET VALUATION OF HEDGING INSTRUMENTS WAS $71.7 MILLION AS AT NOVEMBER 19, 2001.


         PRIMEWEST ENERGY TRUST            6           3rd QUARTER REPORT

The following tables of blended prices show the expected effect of hedging transactions for the next four quarters.

CRUDE OIL (AS AT NOVEMBER 19, 2001)

(AS AN APPROXIMATE PERCENTAGE OF TOTAL
ANTICIPATED CRUDE OIL PRODUCTION AFTER     QUARTER ENDING        QUARTER ENDING      QUARTER ENDING        QUARTER ENDING
ROYALTIES)                                 DEC. 31, 2001         MAR. 31, 2002        JUN. 30, 2002         SEP. 30, 2002
---------------------------------------------------------        --------------      --------------        --------------
Volumes hedged, fixed price (2)                 84%                   55%                 55%                   33%
Volumes hedged, collared (2)                     0%                   11%                 11%                   11%


(U.S. DOLLARS PER BARREL)                   PRIMEWEST        PRIMEWEST        PRIMEWEST       PRIMEWEST
                              IF WTI IS:   RECEIVES (1)     RECEIVES (1)     RECEIVES (1)    RECEIVES (1)
----------------------------------------   ------------     ------------     ------------    ------------
                                28.00          27.55            26.57            26.34           26.70
                                26.00          27.23            25.90            25.65           25.58
                                24.00          26.91            25.10            24.84           24.33
                                22.00          26.59            24.21            23.93           22.99
                                20.00          26.27            23.32            23.03           21.64
                                18.00          25.95            22.65            22.34           20.30
                                16.00          25.63            21.98            21.65           18.96
                                14.00          25.31            21.31            20.96           17.62

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2) Fixed price (swap) is for a specified term. Collared volumes have a put and call strike.

(3)  Hedged volumes prior to asset dispositions, announced but not yet closed.


NATURAL GAS (AS AT NOVEMBER 19, 2001)

(AS AN APPROXIMATE PERCENTAGE OF TOTAL
ANTICIPATED CRUDE OIL PRODUCTION AFTER     QUARTER ENDING        QUARTER ENDING      QUARTER ENDING        QUARTER ENDING
ROYALTIES)                                 DEC. 31, 2001         MAR. 31, 2002        JUN. 30, 2002         SEP. 30, 2002
---------------------------------------------------------        --------------      --------------        --------------
Volumes hedged, fixed price (2)                  85%                  67%                  67%                  67%
Volumes hedged, insured (3)                       1%                   0%                   0%                   0%


(U.S. DOLLARS PER BARREL)                   PRIMEWEST        PRIMEWEST        PRIMEWEST       PRIMEWEST
                             IF AECO IS:   RECEIVES (1)     RECEIVES (1)     RECEIVES (1)    RECEIVES (1)
----------------------------------------   ------------     ------------     ------------    ------------
                                 7.00          6.55             6.58             5.62           5.62
                                 6.00          6.35             6.25             5.29           5.29
                                 5.00          6.01             5.92             4.95           4.95
                                 4.00          5.86             5.58             4.62           4.62
                                 3.00          5.72             5.25             4.29           4.29
                                 2.00          5.58             4.92             3.95           3.95

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2) Fixed price (swap) is for a specified price and term. Insured volumes include puts.

(3)  Natural gas sold through aggregators is assumed to receive AECO prices.

(4)  Hedged volumes prior to asset dispositions, announced but not yet closed.



         PRIMEWEST ENERGY TRUST            7           3rd QUARTER REPORT

o REVENUES - Revenues from the sale of crude oil, natural gas and natural gas liquids for the third quarter were $99.0 million, up 95% over the same period in 2000 due to higher natural gas prices and higher production volumes. Compared with the second quarter of 2001, revenues were down 14% due to lower prices for both natural gas and oil as well as lower production volumes. Included in revenue for the quarter were hedging gains of $17.9 million or $0.15 per trust unit.

o CASHFLOW - Cashflow from operations was $55.9 million ($0.47 per trust unit fully diluted) for the quarter compared with $61.8 million ($0.56 per trust unit) in the second quarter of 2001 and $29.2 million ($0.62 per trust unit) posted in the third quarter of 2000. The decline on a per unit basis reflects the impact of lower natural gas and oil prices as well as lower production volumes and higher operating costs, offset by lower royalty expense and hedging gains.

o ROYALTIES - Crown and other royalties, net of ARTC, were $16.3 million during the third quarter, down sharply from $27.7 million in the second quarter of 2001, and up from $9.7 million in the third quarter of 2000. The average royalty rate for the quarter was 16%, down from 24% in the second quarter due to lower natural gas prices and hedging gains, which do not attract royalties.

o OPERATING EXPENSES - Operating expenses were $17.7 million for the third quarter or $5.69 per BOE, compared to $15.7 million ($4.88 per BOE) in the second quarter of 2001 and $8.2 million ($5.13 per BOE) in the third quarter of 2000. The increase in aggregate expenses from the prior year reflects the combined operations of Cypress and PrimeWest. Operating costs increased quarter-over-quarter due to a carry forward of $1.3 million ($0.42 per BOE) of costs related to the second quarter, a number of turnarounds conducted during the third quarter as well as the ongoing effect of an out-of-the-money power cost hedges entered into in January and June 2001. These hedges, fixing the cost of power at $87 to $115 per KWh, had a settlement cost of $0.9 million ($0.29 per BOE) in the third quarter and a mark-to-market loss of $0.7 million for the balance of the term. The power cost hedge expires at the end of the year.

o OPERATING NETBACK - PrimeWest's third-quarter operating netback (before G&A, management fees and interest expense) was $21.00 per BOE, down 7% from $22.47 per BOE in the second quarter of 2001 and up from $20.70 per BOE in the corresponding period in 2000. The netback has declined quarter-over-quarter due to lower commodity prices, lower production volumes and increased operating costs, offset by lower royalty expenses and hedging gains.

o CASH GENERAL AND ADMINISTRATIVE EXPENSES - Cash G&A expenses, net of overhead recoveries, were $2.8 million or $0.90 per BOE for the quarter, unchanged from the second quarter of 2001 and up $2.1 million from the same period in 2000. Year -over-year, the increase in cash G&A reflects the combined operations of Cypress and PrimeWest.

o NON-CASH GENERAL AND ADMINISTRATIVE EXPENSES - Non-cash G&A expenses, representing the cost associated with the Trust's long-term incentive program,


OUR OPERATING EXCELLENCE STRATEGY: PURSUE A CONSERVATIVE PROGRAM OF PROPERTY DEVELOPMENT FOCUSED ON LOWERING OPERATING COSTS AND ARRESTING THE NATURAL PRODUCTION DECLINES IN MATURE PRODUCING PROPERTIES.


         PRIMEWEST ENERGY TRUST            8           3rd QUARTER REPORT
     provides for a recovery of $6.1 million in the third quarter, down sharply from a charge of $2.3 million in the second quarter of 2001 and a charge of $2.2 million for the corresponding period in 2000. The fall reflects the decline in PrimeWest's unit price quarter-over-quarter and compared to the prior year. The charge or recovery represents the change in the liability for vested and `in the money' awards as at the end of the period. Awards under the program are a function of total unitholder return (unit price plus distributions reinvested) and are subject to achieving a 5% per annum hurdle rate before any liability for payouts accrue. This is a non-cash charge in that payouts are settled by the issuance of trust units upon exercise.

o MANAGEMENT FEES - Cash and non-cash management fees decreased to $2.0 million ($0.65 per BOE) for the quarter from $2.4 million ($0.74 per BOE) in the second quarter of 2001. For the corresponding period in 2000, management fees totalled $1.1 million. Cash management fees are calculated as 2.5% of net production revenue, which was down quarter-over-quarter but up compared to the prior year. Non-cash management fees, totalling $0.13 per BOE for the quarter, represent incentive trust units issued during the quarter.

o INTEREST EXPENSE - Interest expense was $4.0 million in the third quarter compared with $5.1 million in the second quarter of 2001 and $1.8 million in the corresponding period of 2000. Lower interest costs quarter-over-quarter reflect falling interest rates while the increase compared to the prior year reflect higher debt levels year-over-year.

o DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) AND FUTURE INCOME TAXES - The third-quarter 2001 DD&A rate was $15.68 per BOE compared with a second-quarter 2001 rate of $15.63 per BOE. The high DD&A rate is due to recognition of a large future tax liability and corresponding increase to capital assets on the acquisition of Cypress. This future tax liability pertains to the fact that the tax pools acquired pursuant to Cypress were substantially less than the book basis of the assets acquired. While this will not result in cash taxes payable (or a reduction in distributions payable) as the ultimate liability for tax is borne by the unitholders, higher DD&A and higher income tax recoveries will result over time, netting to a nil effect on the statement of income.

o LIQUIDITY AND CAPITAL RESOURCES - Capital expenditures, excluding corporate acquisitions, totalled $30.1 million during the quarter, compared with second-quarter 2001 capital expenditures of $17.2 million, and $6.2 million during the corresponding period in 2000. At September 30, 2001, long-term debt net of working capital totals $310 million and the Trust had unutilized credit of approximately $40 million on September 30, 2001. Subsequent to the quarter end, PrimeWest closed an equity issue totalling $70 million and disposed of a number of non-core properties. These are discussed later in this report.


ASSET REPLENISHMENT - ANOTHER KEY TO THE LONG-TERM STABILITY OF PRIMEWEST AND ITS CASH DISTRIBUTIONS TO UNITHOLDERS. WE WORK TO INCREASE THE SIZE, DIVERSITY AND QUALITY OF OUR ASSET BASE.


         PRIMEWEST ENERGY TRUST            9           3rd QUARTER REPORT

DEVELOPMENT PROGRAM UPDATE

PrimeWest had an active third quarter with a total of 26 wells drilled and cased reflecting a success rate of 100%.

The Dawson/Stowe area was the most active, where drilling activities commenced after the completion of an all weather road into the area, allowing approximately 1,000 BOE per day of previously shut-in production to be brought on-stream late in the third quarter and early in the fourth quarter, 2001. A total of 12 wells were spudded in the quarter, with 10 cased and 2 still drilling.

In Boundary Lake, PrimeWest continued with a highly successful development program, drilling and casing another 3 oilwells. This brings year-to-date drilling to 11 oilwells. This asset is now producing at record levels.

Within southeastern Alberta, at Brant/Farrow and Grand Forks, an active development cycle continues with a total of 11 wells spudded. Ten wells were cased through the quarter and 1 remains drilling.

In the Thorsby/Caroline area, 3 wells were spudded and 2 were cased through the quarter. One remains drilling.

On the non-operated front, production commenced in November from a test well (PrimeWest 40% interest) in the Whiskey Creek area. Initial production rates of 9,500 Mcf per day were achieved. The well is currently producing 5,300 Mcf per day natural gas and 340 barrels per day liquids while plant operational problems are addressed. Three development drilling locations are planned, the first of which is currently drilling.

PrimeWest anticipates an active fourth quarter with plans to drill an additional 20-25 wells. Development activities will be focused in the Dawson/Stowe, Thorsby and southeastern Alberta areas.

ASSET RATIONALIZATION PROGRAM UPDATE

During the third quarter, PrimeWest divested of a number of small non-core properties, representing production of 1,036 BOE per day for proceeds of $24 million. In the fourth quarter, PrimeWest further agreed to divest additional properties representing 1,800 BOE per day for proceeds of $54 million; such divestments are expected to close by year-end. In aggregate, the disposition program, totalling $78 million, has achieved the targets set forth in August 2001 and will serve to improve PrimeWest's overall reserve life and operating cost structure. PrimeWest will continue a program of divesting small non-core assets into 2002. These divestments will result in continued strengthening of PrimeWest's balance sheet, and provide a more focused asset base having a lower cost structure and longer reserve life.

EQUITY OFFERING

On November 15, 2001, PrimeWest closed a bought-deal equity financing with an underwriting syndicate lead by Scotia Capital Inc. and CIBC World Markets Inc. whereby PrimeWest sold 9.9 million trust units at $7.10 per trust unit, resulting in $70.3 million of gross proceeds ($66.6 million net proceeds) prior to any exercise of the over-allotment


PRIMEWEST HAD AN ACTIVE AND SUCCESSFUL THIRD QUARTER DRILLING PROGRAM.


         PRIMEWEST ENERGY TRUST            10          3rd QUARTER REPORT
option. The net proceeds will be used initially to reduce the indebtedness of PrimeWest, and thereafter used to fund future acquisitions and capital expenditures and for general corporate purposes.

OUTLOOK

Due to slowing North America and world economic activity, exacerbated by the tragic events on September 11, the near-term outlook for crude oil and natural gas prices is highly uncertain.

As of November 19, 2001, crude oil prompt month futures prices have declined to WTI $US18.50 per barrel, well below OPEC's price band of $22.00 to $28.00 per barrel. Substantial concern exists regarding OPEC's resolve to implement production cuts and to gain support from non-OPEC producers to maintain prices within its targeted range. Offsetting these concerns is the potential for supply disruptions due to anti-terrorist activities and a weakening Canadian dollar, which recently reached historical lows (crude oil prices are denominated in U.S. dollars).

While natural gas prices have recovered slightly from the lows seen in September, they remain significantly below levels seen earlier this year. With gas store inventory levels high, near-term gas prices will be highly dependant on weather conditions as we enter the winter heating season.

Over the medium- to longer-term, increased North American economic activity combined with a supply response from reduced gas drilling activities and industry's inability to replace production declines may have a positive impact on natural gas prices. PrimeWest's natural gas weighting provides the highest exposure to natural gas among the large-cap royalty trusts.

PrimeWest's commodity risk management programs have resulted in approximately 84% of remaining 2001 and 55% of 2002 crude oil production, and 86% of remaining 2001 and 58% of 2002 natural gas production being hedged at prices materially above the current forward market values. While these instruments will mitigate the impact of reduced commodity prices, commodity prices must recover in order for PrimeWest to maintain the current level of distributions.

PrimeWest's conservative distribution policy in prior periods and 2000 combined with an active commodity risk management program, has afforded it some flexibility to manage distributions in a declining commodity price environment. It is in periods of commodity price uncertainty that we are now experiencing that such initiatives will be of the greatest value to unitholders. In addition, recent steps taken such as the new equity issue and non-core property disposition programs, will position PrimeWest with one of the strongest balance sheets in the large-cap royalty trust sector. Experience has shown that it is in declining price environments that new acquisition opportunities generally become available to well financed entities with strong balance sheets. PrimeWest is positioned to take advantage of such opportunities as they develop to pursue accretive acquisitions for the benefit of its unitholders.


CONTINUED VOLATILITY IN SHORT-TERM COMMODITY PRICES IS EXPECTED, HOWEVER PRIMEWEST REMAINS OPTIMISTIC IN LONGER-TERM GAS PRICE RECOVERY.


         PRIMEWEST ENERGY TRUST           11           3rd QUARTER REPORT

DISTRIBUTION REINVESTMENT (DRIP) DISCOUNT

PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan enables participants to reinvest their monthly cash distributions and/or purchase additional trust units directly, at a 5% discount to the 20-day weighted average monthly market price.

To join the Plan, you must be a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join this Plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095. PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada at 1-877-968-7878; or visit us on the Internet at our Web site, WWW.PRIMEWESTENERGY.COM.

THIRD QUARTER CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its third quarter results and outlook at 10:00 a.m. Mountain time (12:00 p.m. Eastern time) on Friday, November 23, 2001.

Callers may dial 1-866-246-6373 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 148040 followed by the pound (#) key.

Interested users of the Internet are invited to go to www.newswire.ca/webcast/pages/PrimeWestEnergy20011123/ for the live Webcast and/or replay or access the Webcast at the PrimeWest Web site, WWW.PRIMEWESTENERGY.COM.


On behalf of the Board of Directors:
November 22, 2001





Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer






         PRIMEWEST ENERGY TRUST           12           3rd QUARTER REPORT

                                  CONSOLIDATED
                                 BALANCE SHEETS

                                                                             AS AT                  AS AT
                                                                     SEPTEMBER 30,           DECEMBER 31,
                                                                              2001                  2000
(THOUSANDS OF DOLLARS)                                                 (UNAUDITED)
--------------------------------------------------------------------------------------      ---------------
ASSETS
Current assets
   Accounts receivable                                                      54,912                35,064
   Prepaid expenses and inventory                                           13,765                 3,400
   Assets held for sale                                                     12,569                     -
                                                                      ----------------      ---------------
                                                                            81,246                38,464

Cash reserved for site restoration and reclamation                             602                   398
Capital assets                                                           1,515,187               395,376
                                                                      ----------------      ---------------
                                                                         1,597,035               434,238
                                                                      ================      ===============
LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities
   Bank overdraft                                                            7,059                   834
   Accounts payable and accrued liabilities                                 60,112                25,781
   Accrued distributions to unitholders                                     18,538                 9,961
   Due to related company                                                    5,799                 2,052
   Current portion of long-term debt                                            93                   106
                                                                      ----------------      ---------------
                                                                            91,601                38,734
Long-term debt                                                             300,000                78,940
Long-term incentive liability                                                5,536                 8,930
Future income taxes                                                        358,616                16,596
Site restoration and reclamation provision                                   6,908                 1,958
                                                                      ----------------      ---------------
                                                                           762,661               145,158
UNITHOLDERS' EQUITY
   Net capital contributions                                             1,081,635               435,342
   Accumulated income                                                      125,286                43,014
   Accumulated cash distributions                                         (367,354)             (186,518)
   Accumulated dividends                                                    (5,193)               (2,758)
                                                                      ----------------      ---------------
                                                                           834,374               289,080
                                                                      ----------------      ---------------
                                                                         1,597,035               434,238
                                                                      ================      ===============


                           CONSOLIDATED STATEMENTS OF
                               UNITHOLDERS' EQUITY
                                                                          NINE MONTHS
                                                                                ENDED            YEAR ENDED
                                                                        SEPTEMBER 30,          DECEMBER 31,
                                                                                 2001                  2000
(THOUSANDS OF DOLLARS)                                                    (UNAUDITED)
-----------------------------------------------------------------------------------------      ---------------
Unitholders' equity, beginning of the period, as previously reported          289,080               200,040
   Adjustment to unitholders' equity at beginning of period to adopt
         new future income tax standard                                            --               (10,218)
   Net income for the period                                                   82,272                55,612
   Net capital contributions                                                  646,293               124,291
   Cash distributions                                                        (180,836)              (79,033)
   Dividends                                                                   (2,435)               (1,612)
                                                                         ----------------      ---------------
Unitholders' equity, end of the period                                        834,374               289,080
                                                                         ================      ===============


         PRIMEWEST ENERGY TRUST           13           3rd QUARTER REPORT

                           CONSOLIDATED STATEMENTS OF
                                    CASH FLOW
                                   (UNAUDITED)

                                                         THREE MONTHS ENDED SEPT. 30       NINE MONTHS ENDED SEPT. 30
                                                       --------------------------------   ------------------------------
(THOUSANDS OF DOLLARS)                                        2001               2000            2001             2000
----------------------------------------------------------------------    -------------    ------------     ------------
OPERATING ACTIVITIES
   Net income for the period                                23,850            14,660           82,272           32,772
   Add: Items not involving cash from operations
        Depletion, depreciation and amortization            48,863            12,077          110,562           31,215
        Non-cash general and administrative                 (6,146)            2,201            1,343            6,713
        Non-cash management fees                               390               219            1,401              497
        Future income taxes (recovery)                     (11,050)                -          (34,313)               -
                                                        --------------    -------------    ------------     ------------
   Cash flow from operations                                55,907            29,157          161,265           71,197
                                                        --------------    -------------    ------------     ------------
   Change in non-cash working capital                      (26,138)           (3,870)         (23,877)           1,104
                                                        --------------    -------------    ------------     ------------
                                                            29,769            25,287          137,388           72,301
                                                        --------------    -------------    ------------     ------------
FINANCING ACTIVITIES
                                                        --------------    -------------    ------------     ------------
   Proceeds from issue of trust units (net of costs)         4,277            39,172          100,242           38,686
   Cash distributions to unitholders                       (69,764)          (22,702)        (180,836)         (48,544)
   Dividends                                                  (709)             (392)          (2,435)            (852)
   Increase (decrease) in long-term debt                   (35,025)            5,338           42,046           (7,905)
   Change in non-cash working capital                       (5,235)            1,647            8,422            3,928
                                                        --------------    -------------    ------------     ------------
                                                          (106,456)           23,063          (32,561)         (14,687)
                                                        --------------    -------------    ------------     ------------
INVESTING ACTIVITIES
   Expenditures on capital assets                          (30,082)           (6,170)         (53,645)         (13,923)
   Corporate acquisitions                                   (1,758)                -          (82,600)               -
   Acquisition of capital assets                            (1,136)          (30,747)          (1,656)         (36,081)
   Proceeds on disposal of capital assets                   23,447                 -           28,965              849
   Decrease (increase) in cash reserved for future site
      restoration and reclamation                             (192)             (886)            (204)            (677)
   Expenditures on site restoration and reclamation         (1,031)           (1,002)          (1,912)          (1,834)
   Proceeds on disposition of short-term investments             -                 -                -              174
                                                        --------------    -------------    ------------     ------------
                                                           (10,752)          (38,805)        (111,052)         (51,492)
                                                        --------------    -------------    ------------     ------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                 (87,439)            9,545           (6,225)           6,122
CASH, (BANK OVERDRAFT) BEGINNING                            80,380             2,080             (834)           5,503
   OF THE PERIOD
                                                        --------------    -------------    ------------     ------------
CASH, (BANK OVERDRAFT) END OF THE PERIOD                    (7,059)           11,625           (7,059)          11,625
                                                        ==============    =============    ============     ============
CASH INTEREST PAID                                           3,963              1,552          10,692            5,015
                                                        ==============    =============    ============     ============




         PRIMEWEST ENERGY TRUST           14           3rd QUARTER REPORT

                           CONSOLIDATED STATEMENTS OF
                            INCOME AND CASH AVAILABLE
                                FOR DISTRIBUTION
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED SEPT. 30        NINE MONTHS ENDED SEPT. 30
                                                       -------------------------------   -------------------------------
(THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT
AND NUMBER OF UNITS)                                          2001             2000             2001             2000
---------------------------------------------------------------------   --------------   --------------    -------------
REVENUES
   Sales of crude oil, natural gas and natural gas           98,987           50,698          287,136           126,971
liquids
   Crown and other royalties, net of ARTC                   (16,265)          (9,741)         (59,566)          (23,668)
   Other income                                                 383              134              498               258
                                                       --------------   --------------   --------------    -------------
                                                             83,105           41,091          228,068           103,561
                                                       --------------   --------------   --------------    -------------

EXPENSES
   Operating                                                 17,719            8,155           41,763            22,069
   Cash general and administrative                            2,794              715            7,863             3,080
   Non-cash general and administrative                       (6,146)           2,201            1,343             6,713
   Interest                                                   3,997            1,807           10,627             4,692
   Cash management fees                                       1,633              846            4,764             2,112
   Non-cash management fees                                     390              219            1,401               497
   Depletion, depreciation and amortization                  48,863           12,077          110,562            31,215
                                                       --------------   --------------   --------------    -------------
                                                             69,250           26,020          178,323            70,378
                                                       --------------   --------------   --------------    -------------
Net income before taxes for the period                       13,855           15,071           49,745            33,183
                                                       --------------   --------------   --------------    -------------

   Capital taxes                                              1,055              411            1,786               411
   Future income taxes (recovery)                           (11,050)               -          (34,313)                -
                                                       --------------   --------------   --------------    -------------
                                                             (9,995)             411          (32,527)              411
                                                       --------------   --------------   --------------    -------------
Net income for the period                                    23,850           14,660           82,272            32,772
                                                       ==============   ==============   ==============    =============

Add back (deduct) amounts to reconcile to distribution:
   Drawdown of (Increase in) undistributed reserve           15,561           (4,332)          23,927           (19,582)
   Depletion, depreciation and amortization                  48,863           12,077          110,562            31,215
   Contribution to reclamation fund                            (999)          (1,894)          (2,529)           (2,581)
   Non-cash general and administrative                       (6,146)           2,201            1,343             6,713
   Management fees paid in trust units                          390              219            1,401               497
   Future income taxes (recovery)                           (11,050)               -          (34,313)                -
                                                       --------------   --------------   --------------    -------------
                                                             46,619            8,271          100,391            16,262
                                                       --------------   --------------   --------------    -------------

CASH AVAILABLE FOR DISTRIBUTION                              70,469           22,931          182,663            49,034
                                                       ==============   ==============   ==============    =============
Cash available to trust unitholders (99%)                    69,764           22,702          180,836            48,544
                                                       ==============   ==============   ==============    =============
Cash available for distribution per trust unit                0.61             0.48             1.87             1.17
                                                       ==============   ==============   ==============    =============
Net income per trust unit                                     0.20             0.31             0.86             0.77
                                                       ==============   ==============   ==============    =============
Fully diluted net income per trust unit                       0.20             0.30             0.85             0.77
                                                       ==============   ==============   ==============    =============
Trust units and exchangeable shares issued and
    outstanding                                        120,260,653       50,605,482      120,260,653       50,605,482
Weighted average trust units and exchangeable shares
    outstanding (fully diluted)                        120,114,892       47,296,165       95,407,057       41,490,922


         PRIMEWEST ENERGY TRUST           15           3rd QUARTER REPORT

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
             (THOUSANDS OF DOLLARS EXCEPT TRUST UNIT/SHARE AMOUNTS)


1)   SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 17 through 42 of the Trust's 2000 annual report and should be read in conjunction with these interim financial statements.


2)   ACQUISITION OF CYPRESS ENERGY INC.

On March 29, 2001, PrimeWest Oil & Gas Corp., a subsidiary company of PrimeWest Energy Trust, completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. ("Cypress") pursuant to a takeover bid. In aggregate, PrimeWest issued 50.2 million trust units, 5.2 million exchangeable shares of PrimeWest Oil & Gas Corp. and paid $59.2 million in cash. Subsequent to the transaction, Cypress and PrimeWest Oil & Gas Corp. were amalgamated. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net assets acquired at assigned values
   Petroleum and natural gas assets                             $   1,201,485
   Working capital assumed                                            (19,174)
   Long-term debt assumed                                            (179,000)
   Site restoration provision                                          (4,307)
   Future income taxes                                              (376,334)
--------------------------------------------------------------------------------
                                                                $     622,670
================================================================================

Consideration paid:
   Cash                                                         $      59,235
   Trust units issued                                                 489,815
   Exchangeable shares issued                                          50,254
   Costs associated with acquisition (1)                               23,366
--------------------------------------------------------------------------------
                                                                $     622,670
================================================================================

(1) Included in the costs associated with acquisition is an acquisition fee to PrimeWest Management Inc. in the amount of $11.9 million.


3)   CAPITAL ASSETS

In accordance with its stated accounting policies, PrimeWest has performed a ceiling test using commodity prices as at the measurement date of September 30, 2001. Using September 30, 2001 commodity prices of AECO $2.11 per Mcf for natural gas and WTI US$23.40 per barrel of oil would result in a ceiling test deficiency of $254 million. However, using average prices for the month of September would result in a slight cushion and using more recent prices on October 31, 2001 of AECO $4.45 per Mcf for natural gas and WTI US$21.77 per barrel for oil would result in a significant cushion.

Accordingly, as the deficiency is considered temporary in nature, no write down has been recorded.



         PRIMEWEST ENERGY TRUST           16           3rd QUARTER REPORT

4)   LONG-TERM DEBT

During the first quarter of 2001 and in conjunction with the acquisition of Cypress Energy Inc., PrimeWest entered into a revised loan agreement with its lender. The revised agreement increased PrimeWest's total facility to $400 million as follows:

Revolving term loan                                     $    325,000
Operating loan                                                25,000
Bridge loan (cancelled July 10, 2001)                         50,000
--------------------------------------------------------------------
                                                        $    400,000
--------------------------------------------------------------------

As of October 10, 2001, $300 million was drawn under the facility. The term/ operating loan facility revolves until May 31, 2002 by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at least one other time during the year. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. During the revolving phase, the facility has no specific terms of repayment. If the lender converts the loan to a non-revolving facility, the amounts outstanding under the facility become repayable over a three-year period, on a unit of production basis.

The bridge facility was cancelled at the request of the Company on July 10, 2001 reducing the total facility to $350 million.

Advances under the revolving and operating loan facility are made in the form of either Banker's Acceptances (BA's), prime rate loans or letters of credit. In the case of BA's, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cashflow. In the case of prime rate loans, interest is generally charged at the bank's prime rate. Advances under the Bridge facility are only in the form of prime rate loans. PrimeWest also has letters of credit outstanding in the amount of $2.1 million.

Collateral for the facilities is provided for by a floating charge debenture covering all existing and after acquired property in the principal amount of $500 million and an unconditional full liability guarantee from each borrower under the facility.


5)   UNITHOLDERS' EQUITY

PRIMEWEST ENERGY TRUST

The authorized capital of the Trust consists of an unlimited number of trust units.

Trust units                                         # OF UNITS         AMOUNT
----------------------------------------------------------------  --------------
Balance at December 31, 2000                        50,982,093    $    428,000
Issued to acquire Cypress Energy Inc.               50,237,417         489,815
Issued pursuant to equity offering                   9,890,000          94,900
Issue costs                                                  -          (5,173)
Issued pursuant to Long Term Incentive Plan            516,861           4,737
Issued pursuant to Dividend Reinvestment Plan        1,168,765          10,514
Issued for payment for management fees                 139,527           1,246
Issued on exchange of exchangeable shares            2,323,710          19,620
----------------------------------------------------------------  --------------
Balance at September 30, 2001                      115,258,373    $  1,043,659
================================================================  ==============


The weighted average number of trust units and exchangeable shares outstanding for the quarter was 120,114,892. For purposes of calculating fully diluted net income and cashflow, 847,956 units issuable pursuant to the employee long-term incentive plan were added to the weighted average number. The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.



         PRIMEWEST ENERGY TRUST           17           3rd QUARTER REPORT

PRIMEWEST OIL & GAS CORP.

In connection with the Cypress acquisition, PrimeWest Oil & Gas Corp. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest trust units at any time up to March 29, 2003, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective October 15, 2001, was 1.18648:1.

Exchangeable shares                            # OF SHARES          AMOUNT
------------------------------------------------------------    --------------
Balance at December 31, 2000                            --                --
Issued to acquire Cypress Energy Inc.            5,154,225      $     50,254
Exchanged for trust units                       (1,780,193)          (17,357)
------------------------------------------------------------    --------------
Balance at September 30, 2001                    3,374,032      $     32,897
============================================================    ==============


PRIMEWEST RESOURCES LTD.

In connection with the acquisition of Venator Petroleum Company Limited, PrimeWest Resources Ltd. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into Trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to its unitholders. In certain circumstances, PrimeWest has the right to force redemption prior to the 5 year expiry term. Up to June 30, 2001 dividends were paid to holders of exchangeable shares based on the estimated taxable portion of the monthly distribution paid. The exchange ratio, which was 1:1 on the closing date of the Venator transaction, is based on the total monthly distribution paid, divided by the closing Trust unit price on the distribution payment date. The exchange ratio at October 15, 2001 was 1.29834:1.

Exchangeable shares                            # OF SHARES          AMOUNT
------------------------------------------------------------    --------------
Balance at December 31, 2000                     1,112,370      $      7,342
Exchanged for trust units                         (342,881)           (2,263)
------------------------------------------------------------    --------------
Balance at September 30, 2001                      769,489      $      5,079
============================================================    ==============


6)    TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 2,490,000 trust units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of the Manager. Payouts under the plan are based on total unitholder return, calculated using both the change in the trust unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest trust units or in cash. To date, all payouts under the plan have been in the form of trust units.



         PRIMEWEST ENERGY TRUST           18           3rd QUARTER REPORT

                              UARS ISSUED AND                       CURRENT RETURN             TOTAL         TRUST UNIT
AS AT SEPTEMBER 30, 2001          OUTSTANDING        UARS VESTED           PER UAR         LIABILITY           DILUTION
---------------------------------------------    ---------------   ---------------     -------------       ------------
1996 grants                           526,875            526,875   $          2.90     $       1,522            235,580
1997 grants                           343,604            343,604              2.47               849            131,475
1998 grants                           553,475            412,281              5.18             2,136            330,673
1999 grants                           604,832            254,664              3.36               856            123,403
2000 grants                           984,626            230,482              0.75               173             26,825
2001 grants                         1,387,601             19,598                 -                 -                  -
---------------------------------------------    ---------------   ---------------     -------------       ------------
                                    4,401,013          1,787,504   $          3.10     $       5,536            847,956
=============================================    ===============   ===============     =============       ============


Cumulative to Sept. 30, 2001, 1,509,064 UARs have been exercised resulting in the issuance of 759,031 trust units from treasury.






         PRIMEWEST ENERGY TRUST           19           3rd QUARTER REPORT

                               TRADING PERFORMANCE


FOR THE QUARTER ENDED                               SEP. 30/01     JUN. 30/01     MAR. 31/01    DEC. 31/00    SEPT. 30/00
--------------------------------------------------------------    -----------    -----------    ----------    -----------
TRUST UNIT PRICES (DOLLARS PER TRUST UNIT)
   High                                                   8.77          10.54           9.90          9.30           8.50
   Low                                                    6.42           8.45           8.72          8.45           8.35
   Close                                                  6.46           8.85           9.00          8.95           8.40

Volume traded (MILLIONS OF UNITS)                        37.10          60.42          21.64          7.73           9.58

Number of trust units outstanding                        115.3          113.6          100.6          51.0           50.6
          (MILLIONS OF UNITS)
   Including exchangeable shares                         120.1          119.1          108.5          52.2           52.0
        (ISSUED IN RESPECT OF VENATOR AND
         CYPRESS ACQUISITIONS)

Distribution paid per trust unit                         $0.61          $0.66         $0.60           $0.60        $0.48
                                                    ==========    ===========    ===========    ==========    ===========



FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements with respect to PrimeWest. Some of these statements include words to indicate that management `intends', `expects', or `believes' that an outcome will occur. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity price levels and crude oil quality differentials, production levels, new information about the recoverability of reserves, and operating and other costs. They also include other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of PrimeWest.




                                [PRIMEWEST LOGI]

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